UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Enstar Group Limited

(Name of Issuer)

Ordinary Shares, par value $1.00 per share

(Title of Class of Securities)

G3075 P101

(CUSIP Number)

Patrice Walch-Watson

Canada Pension Plan Investment Board

One Queen Street East, Suite 2500

Toronto, ON M5C 2W5 Canada

(416) 868-1171

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 28, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. [G3075 P101]

1	Name of reporting person. Canada Pension Plan Investment Board
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,501,211 shares
	8	Shared voting power 0 shares
	9	Sole dispositive power 1,501,211 shares
	10	Shared dispositive power 0 shares
11	Aggregate amount beneficially owned by each reporting person 2,242,946 shares(1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 14.1%(2)
14	Type of reporting person (see instructions) CO

(1)	Gives effect to consummation of the transactions contemplated by the Securities Purchase Agreement described in Item 3 of this Amendment.
(2)	Calculated based on the 15,939,972 Ordinary Shares outstanding as of August 3, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2015, filed on August 7, 2015.

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on June 3, 2015 (the “Statement”). This Amendment is being filed on behalf of the reporting person (the “Reporting Person”) identified on the cover page of this Amendment.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following:

On August 28, 2015, the Reporting Person entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”), by and among the Reporting Person and Dominic F. Silvester (“DFS”) and R&H Trust Co. (BVI) Ltd., as trustee of The Right Trust (the “Right Trust”). Pursuant to the Securities Purchase Agreement, subject to the terms and conditions thereof, the Reporting Person will purchase 741,735 Ordinary Shares, par value US $1.00 per share, of the Issuer for an aggregate purchase price of $111,260,250. The closing of the Securities Purchase Agreement is subject to customary conditions, including receipt of required regulatory approvals. The Reporting Person expects that the closing will occur in the 4th quarter of 2015 or 1st quarter of 2016.

References to, and descriptions of, the Securities Purchase Agreement as set forth in this Item 3 are qualified in their entirety by the terms of the Securities Purchase Agreement, a copy of which is attached hereto as Exhibit 99.1 and is incorporated in its entirety in this Item 3.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety as follows:

(a)-(b) The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Person are as follows:

(a)	Amount beneficially owned: 2,242,946 shares

Percentage: 14.1%(3)

(b)	Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: 1,501,211 shares

ii. Shared power to vote or to direct the vote: 0 shares

iii. Sole power to dispose or to direct the disposition of: 1,501,211 shares

iv. Shared power to dispose or to direct the disposition of: 0 shares

(c) Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Person or, to the Reporting Person’s knowledge, the Covered Persons has effected any transactions in the Ordinary Shares during the past 60 days.

(d) None.

(e) Not applicable.

(3)	Gives effect to consummation of the transactions contemplated by the Securities Purchase Agreement described in Item 3 of this Amendment. Calculated based on the 15,939,972 Ordinary Shares outstanding as of August 3, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2015, filed on August 7, 2015.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following:

The information provided or incorporated by reference in Item 3 is hereby incorporated by reference herein.

Registration Rights Agreement and Registration Rights Assignment Agreement

The Issuer, DFS and the Right Trust are parties to a Registration Rights Agreement, dated January 31, 2007 (the “Registration Rights Agreement”), which provides DFS and the Right Trust with certain rights to cause Ordinary Shares to be registered under the Securities Act of 1933, as amended (the “Securities Act”), in accordance with the terms and conditions of the Registration Rights Agreement. DFS is entitled to make two written requests for the Company to register under the Securities Act all or any part of the Registrable Securities owned by him, subject to certain exceptions and conditions set forth in the Registration Rights Agreement. References to, and descriptions of, the Registration Rights Agreement as set forth in this Item 6 are qualified in their entirety by the terms of the Registration Rights Agreement, a copy of which is filed herewith as Exhibit 99.2, incorporated by reference to the Form 8-K filed by the Issuer (File No. 001-33289) with the Securities and Exchange Commission on January 31, 2007, and which is incorporated in its entirety in this Item 6.

As a condition to closing under the Securities Purchase Agreement, the Reporting Person, the Issuer, DFS and the Right Trust will execute a Registration Rights Assignment (the “Registration Rights Assignment”). The Registration Rights Assignment provides for an assignment to the Reporting Person of all rights of the Right Trust, and one of DFS’ two demand registration rights, under the Registration Rights Agreement (collectively, the “CPPIB Registration Rights”). References to, and descriptions of, the Registration Rights Assignment as set forth in this Item 6 are qualified in their entirety by the terms of the Registration Rights Assignment, a copy of which is attached hereto as Exhibit 99.3 and is incorporated in its entirety in this Item 6.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Securities Purchase Agreement, dated August 28, 2015, by and among R&H Trust Co. (BVI) Ltd., as trustee of the Right Trust, Dominic F. Silvester and Canada Pension Plan Investment Board.

99.2	Registration Rights Agreement, dated January 31, 2007, among Enstar Group Limited, Trident II, L.P., Marsh & McLennan Capital Professionals Fund, L.P., Marsh & McLennan Employee’s Securities Company, L.P., J. Christopher Flowers, Dominic F. Silvester and the other parties thereto set forth on the Schedule of Shareholders attached thereto (attached as Exhibit 10.1 to the Form 8-K filed by the Issuer (File No. 001-33289) with the Securities and Exchange Commission on January 31, 2007 and incorporated herein by reference).

99.3	Form of Registration Rights Assignment, by and among Enstar Group Limited, R&H Trust Co. (BVI) Ltd., as trustee of the Right Trust, Dominic F. Silvester and Canada Pension Plan Investment Board.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 31, 2015
Date

CANADA PENSION PLAN INVESTMENT BOARD

/s/ Patrice Walch-Watson
Signature

Patrice Walch-Watson, Senior Managing Director, General Counsel and Corporate Secretary
Name/Title

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).